# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Silicom Ltd., CIK 0000916793
CUSIP: M84116108
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 14 Atir Yeda ST, Kfar-Sava, Israel (L3), 4464323
Date of event which requires filing of this statement: 04/15/2026
Filed by CIK 0002110910
Persons authorized to receive notices and communications: Avinoam Eizenman, 14 Atir Yeda, Kfar Sava, Israel (L3), 4464323, 972-9-764-4555

## Reporting persons
- Eizenman Avinoam (CIK 0002110910): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); source of funds: personal funds (PF), other (OO); sole voting power 327,559; shared voting power 0; sole dispositive power 327,559; shared dispositive power 0; aggregate amount beneficially owned 327,559 (5.7% of the class)
  Comment: (1) The percentages reported in this Schedule 13D are based upon 5,706,142 ordinary shares outstanding as of December 31, 2025 (according to the Consolidated Financial Statements for the year ending December 31, 2025, filed on March 16, 2026 by the Issuer as an Exhibit to its Current Report on Form 6-K).

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: Silicom Ltd.
Address of issuer's principal executive offices: 14 Atir Yeda ST, Kfar-Sava, Israel (L3), 4464323

## Item 2. Identity and Background
Name of person filing: Avinoam Eizenman
Residence or business address: 14 Atir Yeda ST., Kfar Sava, Israel, 4464323
Present principal occupation or employment: Executive Chairman of the Board of Directors of the Issuer
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Israel

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The securities reported herein were acquired by the Reporting Person through a combination of sources: (i) personal funds; (ii) shares acquired at the inception of the Issuer; and (iii) equity compensation awards, including stock options and Restricted Stock Units (RSUs), granted by the Issuer to the Reporting Person in connection with their services as an officer of the Issuer. No borrowed funds were used to purchase the securities.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person's beneficial ownership increased above 5% because certain RSUs and options that he holds will vest over the next 60-days. The Reporting Person holds the securities described in Item 5 of this Schedule 13D for investment purposes and in connection with their ongoing role as an officer of the Issuer. The Reporting Person does not currently have any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Person reserves the right, from time to time, to acquire additional securities of the Issuer, to dispose of some or all of the securities held by them, or to formulate other purposes, plans or proposals regarding the Issuer or its securities, subject to market conditions, the Issuer's insider trading policies, and applicable legal requirements

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date of filing of this Schedule 13D, the Reporting Person beneficially owns 327,559 Ordinary Shares, representing approximately 5.70% of the issued and outstanding Ordinary Shares.

The 327,559 Ordinary Shares consist of (i) 285,059 Ordinary Shares held directly by the Reporting Person, (ii) 12,500 RSUs that will vest within the next 60 days, and (iii) 30,000 options to purchase Ordinary Shares that will become exercisable within the next 60 days.
Number of shares as to which each person has sole or shared power to vote or dispose: Sole power to vote or direct the vote of 327,559 ordinary shares. Shared power to vote or direct the vote of 0 ordinary shares. Sole power to dispose or direct the disposition of 327,559 ordinary shares. Shared power to dispose of direct the disposition of 0 ordinary shares.
Transactions in the class effected during the past sixty days: During the 60 days preceding the date of filing of this Schedule 13D, the Reporting Person has not conducted any transactions in the securities of the Issuer.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Person holds options and RSUs granted pursuant to the Issuer's equity incentive plans. The terms of these equity awards are governed by the applicable plan documents and the individual award agreements between the Reporting Person and the Issuer. Such RSUs and stock options were granted pursuant to resolutions of the Issuer's shareholders and board of directors approving equity awards to the Reporting Person. Other than the foregoing, the Reporting Person is not a party to any contracts, arrangements, understandings, or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, without limitation, any Rule 10b5-1 trading plans, voting agreements, or pledges.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- Eizenman Avinoam: /s/ Avinoam Eizenman, Executive Chairman Board of Directors (04/20/2026)